December 5, 2011

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor, Special Counsel

Re:	NewStar Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 4, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 3, 2011

Form 8-K

Filed May 13, 2011

File No. 001-33211

Dear Mr. Windsor:

On behalf of NewStar Financial, Inc. (“NewStar”), we acknowledge the comments provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated November 22, 2011. Pursuant to discussions with the Staff, we intend to provide our response via EDGAR on or before December 21, 2011.

Please contact me at (617) 848-2500 if you have any questions or need additional information.

Very truly yours,

/s/ JOHN KIRBY BRAY

John K. Bray
Chief Financial Officer